ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com
202.942.5154
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206

06015401

July 20, 2006

SEC MAIL PROCESSING RECEIVED JUL 20 2006 WASH. D.C. 156 SECTION

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

SUPPL

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of an Investor Relations Bulletin, which was disseminated to EDC's shareholders on July 19, 2006.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

Enclosures

7/21

#82-4896

La Electricidad de Caracas
y sus empresas filiales
empresas AES

INVESTOR RELATIONS BULLETIN

FOR IMMEDIATE RELEASE

From:
C. A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contact:
Juan J. Azpurua
Director of Investor Relations
Telephone: (58-212) 502-1893/2536
e-mail: edcinversionistas@aes.com

NEW PUBLIC OFFERING

Caracas, Venezuela (July 19, 2006): Continuing with the objective of democratizing its capital, C. A. La Electricidad de Caracas (EDC) announces a new public offering to give the opportunity of becoming shareholders to a greater number of investors.

The share placement will start on July 25, 2006 and shall end by July 27, 2006. The offered shares may be subscribed by the public at large, regardless of whether they are individuals or corporations, residents or non residents of Venezuela. The minimum investment amounts to TWO HUNDRED AND FIFTY THOUSAND BOLIVARS (Bs. 250,000) and the price of the offer will be Bs. 503.43 –that resulted after the closing of the previous public offering.

The issuance of 62.854.655 new nominative shares has been authorized by Venezuela's Comisión Nacional de Valores.

To obtain more information, you may visit our web page: www.laedc.com.ve. Also you can contact the placement agent Econoinvest [www.econoinvest.com / 0-800-326-6646] or the distribution agents: Activalores [www.activalores.com / 212-201-7553 / 212-201-7511]; Merinvest [www.bancomercantil.com / 212-503-2424 / 212-503-2026]; and U21 [www.u21.com.ve / 0-500-463-6821].

C. A. La Electricidad de Caracas and its Affiliates (EDC), an affiliate of the AES Corporation, provides electrical service mainly to the Caracas Metropolitan Area and is the largest private electrical utility in Venezuela. EDC shares are traded in the Caracas Stock Market. The Company's American Depositary Shares (ADSs) are dealt in the U.S. over-the-counter market under the "ELDAY" symbol and in Spain's LATIBEX under the "XEDC" symbol. AES is a leading global power company, with sales of over US$11.1 billion in 2005 and operations in 25 countries in 5 continents. With 127 generation plants and 14 distribution companies, AES has an installed capacity of 44,000 MW and provides energy to over 100 million people across the world. Our 30,000 people are committed to operational excellence and to meeting growing world energy needs. For more information, visit: www.laedc.com.ve

#82-4896

La Electricidad de Caracas
y sus empresas filiales
empresas AES

BOLETÍN DE RELACIONES CON INVERSIONISTAS

PARA SU ANUNCIO INMEDIATO

De:
C. A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contacto:
Juan J. Azpurua
Director de Relaciones con Inversionistas
Teléfono: (58-212) 502-1893/2536
e-mail: edcinversionistas@aes.com

NUEVA OFERTA PÚBLICA DE ACCIONES

Caracas, Venezuela (19 de julio, 2006): Continuando con el objetivo de democratizar su capital, C. A. La Electricidad de Caracas (EDC) anunció una nueva oferta pública de acciones --dándole la oportunidad de convertirse en accionistas de la empresa a un mayor número de inversionistas.

El inicio de la colocación se realizará el día 25 de este mes y el cierre el 27 de julio de 2006. Las acciones ofrecidas podrán ser suscritas por personas naturales o jurídicas, domiciliadas o no en Venezuela. La inversión mínima es de **DOSCIENTOS CINCUENTA MIL BOLIVARES (Bs. 250.000)** y el precio de la acción será de **Bs. 503,43** --que resultó del cierre del anterior programa.

La Comisión Nacional de Valores autorizó la emisión de **62.854.655** acciones nominativas.

Para obtener mayor información, pueden visitar nuestra página web: www.laedc.com.ve o contactar al agente de colocación Econoinvest Casa de Bolsa (www.econoinvest.com / 0-800-3266646) y los agentes de distribución: Activalores Sociedad de Corretaje [www.activalores.com / 212-2017553 / 212-2017511]; Merinvest Sociedad de Corretaje [www.bancomercantil.com / 212-5032424 / 212-5032026] y U21 Casa de Bolsa [www.u21.com.ve / 0-500-4636821).

C. A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Share (ADS) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY" y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC". AES es una compañía de electricidad líder a nivel mundial, con ventas de US$ 11,1 millardos en el 2005 y operaciones en 25 países de los 5 continentes. Con 127 plantas de generación y 14 compañías distribuidoras, AES tiene una capacidad instalada de 44.000 MW y provee energía a 100 millones de personas en todo el mundo. Nuestra fuerza laboral de 30.000 personas está comprometida con la excelencia operacional y la satisfacción de las necesidades de crecimiento de energía a nivel mundial. Para mayor información acerca de este anuncio visite: www.laedc.com.ve